Mail Stop 03-08


								February 25, 2005


By Facsimile and U.S. Mail

Mr. William H.  Moryto
Chief Financial Officer
Lazare Kaplan International, Inc.
19 West 44th Street
New York, NY 10036

	RE:	Form 10-K for the fiscal year ended May 31, 2004
		File Date: August 27, 2004
		File No. 001-07848

Forms 10-Q for the periods ended August 31, 2004 and November 30,
2004


Dear Mr. Moryto:

	We have reviewed the responses in your letter dated February
11,
2005 and upon reviewing those responses issue the following comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended May 31, 2004


Notes to Consolidated Financial Statements

1. Accounting Policies

General

1. We read your response to prior comment 4. Please confirm that in future filings you will disclose the nature of your cooperative advertising programs and other types of arrangements within the scope of EITF 01-09 and the statements of operations line items where each type of arrangement is included.
2. We read your response to prior comment 5. Please confirm that in future filings you will classify as revenues any amounts charged to customers for shipping and handling costs, as required by EITF 00-10.


Exhibits 31.1 and 31.2 Section 302 Certifications
3. We read your response to prior comment 13 and are unable to grant your request. Thus, please amend your filing to revise your certifications to read exactly as set forth in Item 601 of Regulation
S-K. As previously noted, please re-file the entire Form 10-K and not just the revised certifications.


*******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. In his absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions may be directed to me at (202) 942-2905.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief








??

??

??

??

Mr. William H. Moryto
Chief Financial Officer
Lazare Kaplan International, Inc.
February 25, 2005
Page 1